UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2015
(Commission File No. 001-34429),

PAMPA ENERGIA S.A.
(PAMPA ENERGY INC.)

Argentina
(Jurisdiction of incorporation or organization)

Ortiz de Ocampo 3302
Building #4
C1425DSR
Buenos Aires
Argentina
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ___X___ Form 40-F ______

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ______ No ___X___

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .)

Buenos Aires, May 12th, 2015

Results for the quarter ended on March 31st, 2015

Pampa Energía S.A. (‘Pampa’ or the ‘Company’) announces the results for the quarter ended on March 31st, 2015.

Stock Information

Pampa Energía S.A., the largest integrated electricity company in Argentina that, through its subsidiaries, participates in the generation, transmission and distribution of electricity, announces the results for the quarter ended on March 31, 2015:

Consolidated sales revenues of AR$1,699.9 million[1] for the quarter ended on March 31, 2015, 18.8% higher than the AR$1,431.4 million for the same period of 2014, primarily explained by increases of 30.5% (AR$146.0 million) in generation, 7.6% (AR$68.0 million) in distribution and 80.4% (AR$62.0 million) in holding and others segment.

Adjusted consolidated EBITDA[2] of AR$804.8 million for the quarter ended on March 31, 2015, compared to AR$90.4 million for the same period of 2014, mainly due to increases of AR$108.1 million in generation, AR$569.9 million in distribution and AR$45.2 million in holding and others, partially offset by a decrease of AR$8.9 million in transmission segment.

Consolidated profit of AR$1,162.0 million during the quarter ended on March 31, 2015, of which a profit of AR$901.9 million is attributable to the owners of the Company, compared to a AR$390.1 million loss attributable to the owners of the Company in the same period of 2014, explained by profits of AR$136.5 million in generation, AR$3.5 million in transmission, AR$183.7 million in distribution and AR$578.2 million in the holding and others segment.

Buenos Aires Stock Exchange Ticker: PAMP
New York Stock Exchange Ticker: PAM 1 ADS = 25 ordinary shares

For further information, contact:

Ricardo Torres
Co-CEO

Mariano Batistella
Special Projects, Planning and
Investor Relations Officer

Lida Wang
Investor Relations and
Special Projects Associate

Tel +54 (11) 4809-9500

investor@pampaenergia.com
www.pampaenergia.com/ir

1 Under the International Financial Reporting Standards (‘IFRS’), we no longer consolidate the Transmission segment, and our net income in said segment is shown in the line ‘Results for participation in joint businesses’. For more information, please refer to section 4 of this Earnings Release.

2 Adjusted consolidated EBITDA represents the consolidated results for continuing activities before net financial results, income taxes, depreciation, amortization, reserve directors options, one-time income and expenses, and non-controlling interests, including PUREE proceeds, other non-accrued collections, and other adjustments related to IFRS. For more information, please refer to section 4 of this Earnings Release.

Ortiz de Ocampo 3302 Edificio 4 C1425DSR Buenos Aires Argentina	Tel +54 (11) 4809-9500 investor@pampaenergia.com www.pampaenergia.com/ri	1

1.     Relevant Events

1.1 |  Tariff Situation Related to Empresa Distribuidora y Comercializadora Norte S.A. (‘Edenor’)

1.1.1  Resolution SE No. 32/2015

On March 11, 2015, the Secretariat of Energy (‘SE’) issued SE Resolution No. 32/2015, whereby it grants a temporary increase in income to Edenor effective as from February 1, 2015 and on account of the Integral Tariff Review (‘RTI’), in order for Edenor to cover the expenses and afford the investments associated with the normal provision of the public service, object of the concession.

The additional income will arise from the difference between the ‘Theoretical electricity rate schedule’ included in said resolution and the electricity rate schedule currently applied to each customer category. The additional income calculations will be carried out by the National Electricity Regulatory Agency (‘ENRE’), which are to be informed to the SE and CAMMESA on a monthly basis. The above-mentioned funds will be contributed by the Federal Government and transferred to Edenor by CAMMESA. As of March 31, 2015 Edenor has registered in its Financial Statements AR$708.2 million as additional income in accordance to the difference between tariff schedules.

Regarding the funds from the Program for the Rational Use of Electricity Power (‘PUREE’), as from February 1, 2015, the SE Resolution No. 32/15 establishes them as part of Edenor’s income on account of the RTI, in order to cover the higher costs derived from the provision of the concessioned public service. As of March 31, 2015, Edenor has recorded an income of AR$160.8 million from PUREE.

Moreover, the SE authorizes Edenor to offset, until January 31, 2015, the PUREE-related debts against and up to the amount of the Cost Monitoring Mechanism (‘MMC’) established receivables, including interest, if any, on both concepts. In its Financial Statements, Edenor registered an income of AR$186.6 million for higher costs.

The resolution also instructed CAMMESA to issue Sale Settlements with Maturity Dates to be Determined (‘LVFVD’) for the surplus amounts in favor of Edenor resulting from the offsetting process indicated before, and for the amounts owed by Edenor under the Loans granted for higher salary costs. In its Financial Statements, Edenor registered an income of AR$464.8 million in concept of higher salary costs. Regarding the settlement of the remaining balance in favor of the Wholesale Electricity Market (‘MEM’), CAMMESA was instructed to implement a payment plan to be defined with Edenor.

As a condition for the implementation of the ‘Theoretical electricity rate schedule’, the resolution establishes that Edenor will neither distribute dividends nor use the income deriving from this resolution to pay loans with financial entities, restructure financial debts, acquire other companies, grant loans or carry out other transactions that are not strictly related to the payment of its obligations with the MEM. Edenor is enabled to pay salaries of its own or hired personnel or the making of payments to suppliers of goods and/or services related to the provision of the public service of electricity distribution. In addition, it is established that Edenor shall observe the provisions of clause 22.1 of the Adjustment Agreement and suspend any administrative claim and/or judicial action it may have brought against the Federal Government, the SE and/or the ENRE in relation to the compliance with clause 4.2 of the Adjustment Agreement and the provisions of clauses of this resolution.

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1.1.2  Financing Agreement for the Extraordinary Investment Plan

On March 13, 2015, the Extraordinary Investment Plan Agreement of Edenor was extended, as instructed by the SE to CAMMESA, for an additional amount of AR$304.7 million. As of March 31, 2015, the debt related to this concept amounts to AR$714.5 million, comprised of AR$677.8 million principal and AR$36.7 million in accrued interest.

1.2 |  CAMMESA Financing to our Generation Subsidiaries

1.2.1  Central Térmica Loma de la Lata (‘CTLL’)

On March 5, 2015, CTLL executed a loan agreement with CAMMESA to finance a major overhaul of its second gas turbine unit, LDLATG02, for a total amount in pesos equivalent to US$11.8 million and AR$7.2 million, in both cases plus VAT. The repayment of said loan agreement will be done by using the accrued amounts from Maintenance Remunerations, established in SE Resolution No. 529/14.

As a condition of the financing, CTLL guarantees a 90% net power capacity minimum availability for the unit as from the month following its entry into service and until the termination of the repayment period. As of the issuance of this report, CTLL has received partial advances in the amount of AR$64 million, AR$9 million of which have been offset with receivables from the Maintenance Remuneration.

Moreover, under the Agreement to Increase Thermal Generation Availability, executed with CAMMESA on December 1, 2014, CTLL has received partial advances for AR$577.3 million and has made payments in the amount of AR$515.7 million.

As we have informed before, under the Agreement CTLL will add 115 MW of new installed capacity through the installation of two motor generators (15 MW) and one 100 MW high-efficiency gas turbine, involving an estimated investment of AR$930 million. This expansion project will be financed through the use of credits against CAMMESA not committed under other agreements, as well as with receivables under the Additional Remuneration committed to the Trust issued or to be issued until December 31, 2015 (jointly, the ‘Credits’), and the balance with CTLL’s own funds. Since the schedule for the implementation of the expansion project is being completed on time, we estimate commissioning at the end of 2015.

1.2.2  Central Piedra Buena (‘CPB’)

Under the Major Maintenance Works Agreement 2014-2015 subscribed with CAMMESA for a total amount of US$83 million, CPB has received partial advances from CAMMESA amounting to AR$182 million, out of which AR$106 million have been early cancelled with credits generated by the Maintenance Remuneration.

1.3 |  New Addendas to the Loan Agreements Related to the Instrumental Agreement for Transener and Transba

On March 17, 2015 Transener and Transba executed with CAMMESA new Addendas to the Instrumental Agreement, which recognized AR$318.7 million and AR$114.4 million to Transener and Transba, respectively, corresponding to cost variations for the period of June 2014 to November 2014.

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1.4 |  Debt Transactions of our Subsidiaries

1.4.1  Issuance of Petrolera Pampa’s (‘PEPASA’) Debt Instruments

On April 30, 2015, PEPASA issued under the Bond Notes Program (simple, non-convertible to equity) up to an amount of US$125 million or its equivalent in other currencies, Series VI Bond Notes, for an amount of AR$49.9 million at a 27.25% annual nominal fixed rate during the first 9 months and at Badlar rate plus a 4.5% spread during the remaining 9 months. Bonds will mature bullet 18 months from its issuance date and interest will be payable on a quarterly basis.

Moreover, Petrolera Pampa issued under the global short-term debt Program (‘VCP’) up to an amount of US$40 million or its equivalent in other currencies, Series 12 VCPs, for an amount of AR$137.0 million, accruing interest at a 28.5% annual nominal fixed rate and maturing bullet 12 months from its issuance date. Interest will be payable on a quarterly basis.

1.5 |  Appointment of Members of Pampa’s Board of Directors and Supervisory Committee

On April 30, 2014, Pampa’s General Ordinary and Extraordinary Shareholders’ Meeting approved the appointment of Cecilia Andrea Galarza as Independent Alternate Director replacing David Kary, who resigned on January 27, 2015. Regarding the Supervisory Committee, Jorge Roberto Pardo and Victoria Hitce were appointed in replacement of Walter Pardi and Santiago Dellatorre as Statutory Auditor and Alternate Statutory Auditor, respectively.

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2.     Financial Highlights

 2.1 |  Consolidated Balance Sheet (AR$ Million)

	As of 3.31.15	As of 12.31.14
ASSETS
Participation in joint businesses	225.3	226.9
Participation in associates	135.0	133.2
Property, plant and equipment	9,984.0	9,218.1
Intangible assets	865.0	872.4
Biological assets	1.9	1.9
Financial assets with a results changing fair value	1,509.1	963.0
Deferred tax assets	114.7	93.7
Trade receivable and other credits	1,002.8	954.8
Total non-current assets	13,837.8	12,464.0

Biological assets	0.4	0.2
Inventories	150.6	135.6
Financial assets with a results changing fair value	1,808.7	1,028.6
Trade receivable and other credits	3,413.0	2,896.8
Cash and cash equivalents	307.0	335.2
Total current assets	5,679.7	4,396.4

Total assets	19,517.4	16,860.4

	As of 3.31.15	As of 12.31.14
EQUITY
Share capital	1,314.3	1,314.3
Share premium	343.0	343.0
Statutory reserve	14.3	14.3
Voluntary reserve	271.8	271.8
Director's options reserve	266.1	266.1
Retained earnings	1,645.1	743.2
Other comprehensive result	(32.0)	(32.2)
Equity attributable to owners of the parent	3,822.6	2,920.4

Non-controlling interests	893.5	633.4

Total equity	4,716.1	3,553.8

LIABILITIES
Accounts payable and other liabilities	2,165.9	1,909.4
Borrowings	4,177.9	3,731.3
Deferred revenues	123.0	109.1
Salaries and social security payable	67.8	62.9
Defined benefit plan obligations	200.2	196.6
Deferred tax liabilities	475.6	470.6
Tax payable	613.5	274.7
Provisions	147.7	119.5
Total non-current liabilities	7,971.5	6,873.9

Accounts payable and other liabilities	5,086.5	4,536.5
Borrowings	880.6	839.3
Deferred income	0.8	0.8
Salaries and social security payable	577.7	725.3
Defined benefit plan obligations	40.7	26.8
Tax payable	208.4	231.9
Financial derivatives	12.3	47.9
Provisions	22.8	24.2
Total current liabilities	6,829.9	6,432.6

Total liabilities	14,801.4	13,306.6

Total liabilities and equity	19,517.4	16,860.4

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2.2 |  Consolidated Income Statements (AR$ Million)

	1st Quarter

	2015	2014
Sales revenue	1,699.9	1,431.4
Cost of sales	(1,577.3)	(1,318.5)

Gross profit	122.6	112.9

Selling expenses	(192.9)	(154.9)
Administrative expenses	(247.0)	(163.0)
Other operating income	93.3	40.3
Other operating expenses	(94.0)	(60.6)
Results for participation in joint businesses	3.5	(25.4)
Results for participation in associates	1.8	(7.5)

Operating income before higher cost recognition and SE Res. No. 32/15	(312.7)	(258.2)

Income Recognition on account of the RTI – SE Res. No. 32/15	1,333.9	-
Higher Cost Recognition – SE Res. No. 250/13 and subsequent Notes and SE Res. No. 32/15	186.6	-

Operating income	1,207.8	(258.2)

Financial income	56.9	46.8
Financial costs	(339.8)	(254.8)
Other financial results	556.2	(300.7)
Financial results, net	273.4	(508.8)

Profit before tax	1,481.2	(767.0)

Income tax and minimum expected profit tax	(319.2)	47.2

Net income for the period	1,162.0	(719.8)

Attributable to:
Owners of the Company	901.9	(390.1)
Non-controlling interests	260.0	(329.7)

Net income for the period attributable to the owners of the Company (AR$ per share):
Basic income per share	0.6862	(0.2968)
Diluted income per share	0.5807	(0.2968)

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3.     Summary of Operations

3.1 |  Generation Segment

	Hydroelectric		Thermal				Total
Summary of Electricity Generation Assets	HINISA	HIDISA	CTLLL[1]	CTG[2]	CTP	CPB
Installed Capacity (MW)	265	388	553	361	30	620	2,217
Market Share	0.8%	1.2%	1.8%	1.1%	0.1%	2.0%	7.1%

Fiscal Year
Net Generation FY15 (GWh)	139	116	922	536	46	872	2,631
Market Share	0.4%	0.3%	2.7%	1.5%	0.1%	2.5%	7.6%
Sales FY15 (GWh)	140	116	922	703	46	872	2,799

Net Generation FY14 (GWh)	128	107	945	466	40	726	2,412
Variation Net Generation FY15 - FY14	+9.0%	+8.3%	-2.4%	+15.0%	+15.4%	+20.0%	+9.1%
Sales FY14 (GWh)	142	122	996	615	40	759	2,673

Average Price FY15 (AR$ / MWh)	127.8	125.2	263.3	280.1	587.0	127.1	217.9
Average Gross Margin FY15 (AR$ / MWh)	16.2	2.6	224.5	95.9	n.d.	58.8	118.9
Average Gross Margin FY14 (AR$ / MWh)	23.3	19.0	178.1	56.3	n.d.	3.6	83.3

Note: Gross Margin before amortization and depreciation. ¹ The installed capacity of CTLLL includes 178 MW of the combined cycle that began commercial operations on November 1, 2011, for 165 MW. 2 Due to the merger of CTG with EGSSA and EGSSA Holding, CTG’s gross margin considers results for CTP.

The electricity generation for the first quarter of 2015 was 9.1% higher than for same period of 2014, mainly as a result of a larger dispatch at our thermal units (+221 GWh) due to higher availability and a larger dispatch at our hydroelectric unit (+20 GWh) as a result of higher water input and flow in the area. Said effects were partially offset by a lower generation in CTLL (-23 GWh) due to a programed overhaul in the gas turbine number two.

3.2 |  Distribution Segment

							Variation
Type of Customer	2015			2014			% GWh	% Clients
	In GWh	Part. %	Clients	In GWh	Part. %	Clients
First Quarter
Residential	2,389	43%	2,446,256	2,219	43%	2,425,635	+7.7%	+0.9%
Commercial	952	17%	350,793	843	16%	346,566	+12.9%	+1.2%
Industrial	923	17%	6,588	825	16%	6,421	+11.9%	+2.6%
Wheeling System	1,053	19%	709	1,078	21%	711	-2.3%	-0.3%
Others
Public Lighting	152	3%	22	152	3%	22	+0.4%	-
Shantytowns and Others	92	2%	404	87	2%	391	+5.4%	+3.3%

Total	5,562	100%	2,804,772	5,204	100%	2,779,746	+6.9%	+0.9%

The electricity sold in GWh during the first quarter of 2015 increased by 6.9% compared to the same period of 2014, mainly as a result of a higher average temperature during Q1 15 compared to Q1 14, which caused a greater electricity consumption. Also, the number of clients of Edenor rose by 0.9%.

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4.     Analysis of the First Quarter 2015 Results Compared to the Same Period of 2014

Consolidated sales revenues of AR$1,699.9 million for the quarter ended on March 31, 2015, 18.8% higher than the AR$1,431.4 million for the same period of 2014, primarily explained by increases of 30.5% (AR$146.0 million) in generation, 7.6% (AR$68.0 million) in distribution and 80.4% (AR$62.0 million) in holding and others segment.

Adjusted consolidated EBITDA of AR$804.8 million for the quarter ended on March 31, 2015, compared to AR$90.4 million for the same period of 2014, mainly due to increases of AR$108.1 million in generation, AR$569.9 million in distribution and AR$45.2 million in holding and others, partially offset by a decrease of AR$8.9 million in transmission segment.

Consolidated profit of AR$1,162.0 million during the quarter ended on March 31, 2015, of which a profit of AR$901.9 million is attributable to the owners of the Company, compared to a AR$390.1 million loss attributable to the owners of the Company in the same period of 2014, explained by profits of AR$136.5 million in generation, AR$3.5 million in transmission, AR$183.7 million in distribution and AR$578.2 million in the holding and others segment.

Adjusted Consolidated EBITDA Calculation

The following table shows the adjustments and conciliations for the Adjusted Consolidated EBITDA calculation:

In AR$ million	Q1 15	Q1 14
Consolidated operating income	1,207.8	(258.2)
Consolidated depreciations and amortizations	133.8	102.8
Consolidated EBITDA under IFRS standards	1,341.6	(155.4)

Adjustments from transmission segment:
Instrumental Agreement / Renewal Agreement	53.1	62.2
Consolidation effects from participation in joint businesses	26.3	55.2
Operating result from transmission segment	(5.2)	0.1
Depreciations and amortizations from transmission segment	11.1	10.6
Results for Fourth Line Project	23.9	19.1
Results for participation in joint businesses	(3.5)	25.4
Adjustments from distribution segment:
PUREE penalty system	25.6	110.4
Delay charges	11.4	10.5
Higher Cost Recognition – SE Res. No. 250/13 and subsequent Notes and SE Res. No. 32/15	(186.6)	-
Income Recognition SE Res. No. 32/15 – Decrease on loans for higher salary costs	(464.8)	-
Adjustments from holding and others segment:
Results for participation in associates	(1.8)	7.5

Consolidated adjusted EBITDA	804.8	90.4

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4.1 |  Analysis of Generation Segment

	1st Quarter
Generation Segment, Consolidated (AR$ million)	2015	2014	∆ %
Sales revenue	624.4	478.4	+30.5%
Cost of sales	(303.6)	(279.9)	+8.5%
Gross profit	320.8	198.6	+61.6%
Selling expenses	(5.2)	(17.0)	-69.2%
Administrative expenses	(62.6)	(41.5)	+51.0%
Other operating income	0.4	14.6	-97.3%
Other operating expenses	(17.8)	(23.1)	-22.8%
Operating income	235.5	131.6	+78.9%
Finance income	52.5	37.7	+39.5%
Finance costs	(80.2)	(70.1)	+14.3%
Other financial results	(14.5)	(248.2)	-94.2%
Profit before tax	193.4	(149.1)	NA
Income tax and minimum expected profit tax	(45.8)	48.0	NA
Net income for the fiscal year/period	147.6	(101.0)	NA
Attributable to:
Owners of the Company	136.5	(98.9)	NA
Non-controlling interests	11.1	(2.1)	NA

Adjusted EBITDA	272.8	164.7	+65.6%

•         During the first quarter of 2015, the gross margin from our generation segment recorded a gross profit of AR$320.8 million, 61.6% higher than the same period of 2014, mainly due to the updated higher remuneration by the application of SE Resolution No. 529/14, the nominal FX variation which impacts our Energía Plus and SE Resolution No. 220/07 power supply contracts and by a higher dispatch in our generation units (+219 GWh).

•         Net operating costs increased 12.1% compared to the same period in 2014, mainly due to larger gas consumptions and a higher gas price in pesos as a result of the variation in the nominal exchange rate, and higher operating costs and salaries.

•         Net financial results increased by AR$238.6 million compared to Q1 14, recording a loss of AR$42.1 million, mainly due to minor losses from net exchange rate difference as a result of a smaller devaluation of local currency against US Dollar during Q1 15, which were partially offset by a lower gain from the revaluation of the consolidated credits with CAMMESA.

•         The adjusted EBITDA increased 65.6% compared to the same period in 2014, mainly due to higher availability and dispatch in our generation units, plus the nominal FX variation which impacts our Energía Plus and SE Resolution No. 220/07 power supply contracts.

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4.2 |  Analysis of Transmission Segment

	1st Quarter
Transmission Segment, Consolidated (AR$ million)	2015	2014	∆ %
Sales revenue	159.9	142.0	+12.6%
Cost of sales	(135.8)	(115.0)	+18.1%
Gross profit	24.1	27.0	-10.5%
Administrative expenses	(25.9)	(18.6)	+39.6%
Other operating income	0.2	-	NA
Other operating expenses	(3.6)	(8.5)	-57.7%
Operating income	(5.2)	(0.1)	NA
Finance income	50.9	54.1	-5.9%
Finance costs	(13.6)	(13.5)	+0.8%
Other financial results	(17.7)	(100.5)	-82.4%
Profit before tax	14.5	(59.9)	NA
Income tax and minimum expected profit tax	(5.7)	12.6	NA
Net income for continuing operations	8.8	(47.3)	NA
Adjustment for non-controlling participation in joint businesses	(5.2)	21.9	NA
Net income for the fiscal year/period	3.5	(25.4)	NA
Attributable to:
Owners of the Company	3.5	(25.4)	NA
Non-controlling interests	-	-	NA

Adjusted EBITDA	83.0	91.9	-9.7%

•         The first quarter of 2015 includes sales of AR$91.9 million corresponding to the application of the Instrumental and Renewal Agreements signed by SE and ENRE, compared to AR$70.0 million in the same period of 2014.

•         The operating profit of our transmission segment decreased by AR$5.1 million compared to the first quarter of 2014, mainly due to lower income for non-regulated services and a raise in labor costs.

•         The higher AR$79.5 million profit in net financial results compared to Q1 14 mainly responds to minor losses from net exchange rate difference caused by a smaller devaluation of local currency against US Dollar, partially offset by lower accrual of interests in Q1 15, which correspond to the application of the Instrumental and Renewal Agreements, for an amount of AR$19.7 million compared to AR$32.5 million accrued during the same period of 2014.

•         Adjusted EBITDA includes the difference between collected amounts and accrued sales corresponding to CAMMESA’s credit regarding the Instrumental Agreement for AR$53.1 million for the first quarter of 2015 vs. AR$62.2 million in the same period of 2014, plus AR$23.9 million interests from the Fourth Line Project, compared to AR$19.1 million in the same period of 2014. It is noteworthy that as from January 1, 2015 Transener stopped recording recurring financial income on the Fourth Line’s retroactive canon. Thus, Transener asked the ENRE the adequacy of the concept of operation and maintenance, which is recorded as sales. The interests on the Fourth Line registered in the Q1 15 corresponds to a one-time adjustment to the retroactive canon for the period from August 2014 to December 2014.

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4.3 |  Analysis of Distribution Segment

	1st Quarter
Distribution Segment, Consolidated (AR$ million)	2015	2014	∆ %
Sales revenue	968.6	900.6	+7.6%
Cost of sales	(1,230.9)	(1,032.8)	+19.2%
Gross profit	(262.3)	(132.3)	+98.3%
Selling expenses	(171.4)	(133.2)	+28.7%
Administrative expenses	(138.3)	(92.5)	+49.5%
Other operating income	26.9	8.1	+231.9%
Other operating expenses	(64.3)	(36.1)	+78.0%
Operating income before higher cost recognition and SE Res. No. 32/15	(609.3)	(385.9)	+57.9%
Income Recognition on account of the Integral Tariff Review – SE Res. No. 32/15	1,333.9	-	NA
Higher Cost Recognition – SE Res. No. 250/13 and subsequent Notes and SE Res. No. 32/15	186.6	-	NA
Operating income	911.2	(385.9)	NA
Finance income	18.1	20.3	-11.1%
Finance costs	(209.3)	(170.2)	+23.0%
Other financial results	(57.5)	(397.5)	-85.5%
Profit before tax	662.5	(933.2)	NA
Income tax and minimum expected profit tax	(251.1)	14.1	NA
Net income for the fiscal year/period	411.5	(919.1)	NA
Attributable to:
Owners of the Company	183.7	(576.6)	NA
Non-controlling interests	227.7	(342.5)	NA

Adjusted EBITDA	364.2	(205.7)	NA

•         During the first quarter of 2015, net sales rose by 7.6% compared to Q1 14, mainly due to higher electricity sales in GWh and to the application of ENRE Resolution No. 347/2012 by which Edenor collected an amount of AR$140.9 million.

•         The cost of sales, administration and selling expenses, and other net operating results excluding energy purchases, rose by 24.6% compared to the first quarter of 2014, mainly explained by a rise in operating, labor and third party costs. The electricity purchases during Q1 15 grew 18.9% compared to Q1 14 as a result of an increase in mobile generation costs and higher energy losses.

•        Operating income increased by AR$1,297.1 million compared to Q1 14, mainly due to the application of SE Resolution No. 32/15, which accrued income on account of a future RTI for AR$1,333.9 million: AR$708.2 million additional income corresponding to the difference between tariff schedules, AR$160.8 million additional income from PUREE and AR$464.8 million one-time accounting profit was registered in concept of higher salary costs. Moreover, a AR$186.6 million profit was registered in concept of higher costs corresponding to the month of January 2015.

•         The loss in our net financial results decreased by AR$298.6 million in the Q1 15, mainly due to minor losses by net exchange rate difference as a result of a lower local currency devaluation against US Dollar, partially offset by higher interest payable for CAMMESA’s commercial debt and lower profit from repurchased bond notes which were done on the Q1 14.

•         The adjusted EBITDA in Q1 15 for our distribution segment includes collections carried out by Edenor to its clients in concept PUREE for AR$25.6 million, which were accrued before January 31, 2015 as a liability, and late payment penalty for AR$11.4 million.

Ortiz de Ocampo 3302 Edificio 4 C1425DSR Buenos Aires Argentina	Tel +54 (11) 4809-9500 investor@pampaenergia.com www.pampaenergia.com/ri	11

4.4 |  Analysis of Holding and Others Segment

	1st Quarter
Holding and Others Segment, Consolidated (AR$ million)	2015	2014	∆ %
Sales revenue	139.2	77.1	+80.4%
Cost of sales	(73.5)	(29.4)	+150.1%
Gross profit	65.7	47.8	+37.6%
Selling expenses	(16.2)	(4.8)	+240.7%
Administrative expenses	(47.6)	(29.9)	+59.5%
Other operating income	65.9	17.5	+275.9%
Other operating expenses	(11.9)	(1.4)	NA
Results for participation in associates	1.8	(7.5)	NA
Operating income	57.6	21.7	+165.2%
Finance income	5.0	3.3	+50.6%
Finance costs	(69.1)	(29.3)	+135.8%
Other financial results	628.2	345.0	+82.1%
Profit before tax	621.7	340.7	+82.5%
Income tax and minimum expected profit tax	(22.3)	(15.0)	+49.0%
Net income for the fiscal year/period	599.4	325.8	+84.0%
Attributable to:
Owners of the Company	578.2	310.8	+86.0%
Non-controlling interests	21.2	15.0	+41.7%

Adjusted EBITDA	84.8	39.6	+114.3%

•         During the first quarter of 2015, the gross margin from our holding and others segment rose by 37.6% compared to the Q1 14, mainly due to higher natural gas sales from Petrolera Pampa (+111.7%) explained by the commissioning of the YPF agreement in the Rincón del Mangrullo block. Said effect was partially offset by lower income from fees charged to our subsidiaries.

•         The profit from other operating income of AR$65.9 million mainly responds to an increase in the additional compensation from the Natural Gas Excess Injection Encouragement Program considered in Resolution No. 1/2013.

•         The increase of AR$245.1 million in net financial results of Q1 15 is mainly explained by a higher profit from holdings in CIESA and ADRs from TGS (AR$380.1 million), partially offset by lower gains from net exchange rate differences, due to holdings of fixed income instruments in foreign currencies.

•         The adjusted EBITDA for our holding and others segment does not include the earnings from participation in associates, related to our direct participation in PEPCA S.A., holding 10% of Compañía de Inversiones de Energía S.A. (‘CIESA’), the controlling shareholder of TGS.

Ortiz de Ocampo 3302 Edificio 4 C1425DSR Buenos Aires Argentina	Tel +54 (11) 4809-9500 investor@pampaenergia.com www.pampaenergia.com/ri	12

4.5 |  Quarterly Analysis by Subsidiary (AR$ Million)

	First Quarter 2015				First Quarter 2014
Subsidiary	% Pampa	Adjusted EBITDA	Net Debt[2]	Net Income[4]	% Pampa	Adjusted EBITDA	Net Debt[2]	Net Income[4]
Generation Segment
Diamante	56.0%	(3.5)	(27.1)	(0.0)	56.0%	(1.1)	(27.7)	7.3
Los Nihuiles	47.0%	(3.1)	(9.9)	15.1	47.0%	4.1	(7.2)	8.6
CPB	100.0%	34.2	102.4	19.8	100.0%	(1.9)	(0.0)	29.4
CTG	90.4%	61.9	131.4	31.9	90.4%	23.4	1,403.2	(1.8)
CTLL[1]	100.0%	171.8	1,645.7	69.8	100.0%	139.4	116.1	(119.9)
Other companies & deletions[3]		11.5	(386.4)	(0.1)		0.9	32.6	(22.6)
Total Generation		272.8	1,456.0	136.5		164.7	1,516.9	(98.9)

Transmission Segment
Transener	26.3%	168.4	846.4	18.2	26.3%	185.7	992.6	(92.8)
Consolidation adjustment 50%[4]		(84.2)	(423.2)	(9.1)		(92.8)	(496.3)	46.4
Adjustments & deletions[3]		(1.3)	(23.2)	(5.6)		(1.0)	(21.4)	21.0
Total Transmission		83.0	400.0	3.5		91.9	474.9	(25.4)

Distribution Segment
Edenor[1]	51.5%	365.7	824.6	469.9	53.6%	(201.0)	1,070.5	(738.6)
EASA[1]	100.0%	3.9	1,075.8	(56.9)	100.0%	0.6	879.2	(178.2)
Adjustments & deletions[3]		(5.4)	(1,009.3)	(229.3)		(5.3)	(806.6)	340.1
Total Distribution		364.2	891.1	183.7		(205.7)	1,143.1	(576.6)

Holding & Others Segment
Petrolera Pampa	49.7%	99.1	475.6	42.1	50.0%	42.2	122.0	29.9
Other companies & deletions[3]		(14.3)	120.1	536.1		(2.6)	(4.3)	280.9
Total Holding & Others		84.8	595.7	578.2		39.6	117.7	310.8

Deletions		-	(400.0)	-		-	(474.9)	-
Total Consolidated Amounts to the Owners of the Company		804.8	2,942.9	901.9		90.4	2,777.7	(390.1)

Total Adjusted by Ownership		538.7	2,310.1	901.9		118.1	2,225.8	(390.1)

1 Non - consolidated amounts. 2 Net debt includes holding companies 3 The deletions in net debt correspond to inter-companies and debt repurchases, and in Transener’s case the deletion of 50% of its debt as it is consolidated proportionally. The deletions in net income mainly correspond to non-controlling interests. 4 CTLL, Edenor and EASA do not include results from its subsidiaries.

Ortiz de Ocampo 3302 Edificio 4 C1425DSR Buenos Aires Argentina	Tel +54 (11) 4809-9500 investor@pampaenergia.com www.pampaenergia.com/ri	13

5.     Information about the Conference Call

There will be a conference call to discuss Pampa and Edenor’s first quarter 2015 results on Thursday May 14, 2015 at 10:00 a.m. New York Time / 11:00 a.m. Buenos Aires Time.

The hosts will be Mr. Leandro Montero, CFO of Edenor and Mr. Mariano Batistella, Special Projects, Planning Manager and Investor Relations Officer of Pampa. For those interested in participating, please dial 0800-444-2930 in Argentina, +1 (877) 317-6776 in the United States or +1 (412) 317-6776 from any other country. Participants of the conference call should use the identification password Pampa Energía / Edenor and dial in five minutes before the scheduled time. There will also be a live audio webcast of the conference at www.pampaenergia.com/ir.

You may find additional information on the Company at: www.pampaenergia.com/ir www.cnv.gob.ar

Ortiz de Ocampo 3302 Edificio 4 C1425DSR Buenos Aires Argentina	Tel +54 (11) 4809-9500 investor@pampaenergia.com www.pampaenergia.com/ri	14

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: May 13, 2015

Pampa Energía S.A.

By:	/s/ Ricardo Torres
Name: Ricardo Torres Title: Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.